Exhibit 99.1

BRITISH COLUMBIA | BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

CAROL PREST

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: January 8, 2013 02:00 PM Pacific Time

Incorporation Number: **BC0951528**

Recognition Date and Time: *Incorporated on September 28, 2012 02:02 PM Pacific Time*

NOTICE OF ARTICLES

Name of Company:

GRANITE REIT INC./FPI GRANITE INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 2600, THREE BENTALL CENTRE
595 BURRARD STREET, PO BOX 49314
VANCOUVER BC V7X 1L3
CANADA

Delivery Address:
SUITE 2600, THREE BENTALL CENTRE
595 BURRARD STREET, PO BOX 49314
VANCOUVER BC V7X 1L3
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 2600, THREE BENTALL CENTRE
595 BURRARD STREET, PO BOX 49314
VANCOUVER BC V7X 1L3
CANADA

Delivery Address:
SUITE 2600, THREE BENTALL CENTRE
595 BURRARD STREET, PO BOX 49314
VANCOUVER BC V7X 1L3
CANADA

Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Brody, Michael

Mailing Address:
77 KING STREET WEST, SUITE 4010
P.O. BOX 159, TORONTO-DOMINION CENTRE
TORONTO ON M5K 1H1
CANADA

Delivery Address:
77 KING STREET WEST, SUITE 4010
P.O. BOX 159, TORONTO-DOMINION CENTRE
TORONTO ON M5K 1H1
CANADA

Last Name, First Name, Middle Name:
Oran, Scott I.

Mailing Address:
77 KING STREET WEST, SUITE 4010
P.O. BOX 159, TORONTO-DOMINION CENTRE
TORONTO ON M5K 1H1
CANADA

Delivery Address:
77 KING STREET WEST, SUITE 4010
P.O. BOX 159, TORONTO-DOMINION CENTRE
TORONTO ON M5K 1H1
CANADA

Last Name, First Name, Middle Name:
Miller, Gerald J.

Mailing Address:
77 KING STREET WEST, SUITE 4010
P.O. BOX 159, TORONTO-DOMINION CENTRE
TORONTO ON M5K 1H1
CANADA

Delivery Address:
77 KING STREET WEST, SUITE 4010
P.O. BOX 159, TORONTO-DOMINION CENTRE
TORONTO ON M5K 1H1
CANADA

Last Name, First Name, Middle Name:
Gilbertson, Barry

Mailing Address:
77 KING STREET WEST, SUITE 4010
P.O. BOX 159, TORONTO-DOMINION CENTRE
TORONTO ON M5K 1H1
CANADA

Delivery Address:
77 KING STREET WEST, SUITE 4010
P.O. BOX 159, TORONTO-DOMINION CENTRE
TORONTO ON M5K 1H1
CANADA

Last Name, First Name, Middle Name:
Voorheis, G. Wesley

Mailing Address:
77 KING STREET WEST, SUITE 4010
P.O. BOX 159, TORONTO-DOMINION CENTRE
TORONTO ON M5K 1H1
CANADA

Delivery Address:
77 KING STREET WEST, SUITE 4010
P.O. BOX 159, TORONTO-DOMINION CENTRE
TORONTO ON M5K 1H1
CANADA

Page: 2 of 3

Last Name, First Name, Middle Name: Heslip, Thomas Mailing Address: Delivery Address: 77 KING STREET WEST, SUITE 401077 KING STREET WEST, SUITE 4010 P.O. BOX 159, TORONTO-DOMINION CENTRE P.O. BOX 159, TORONTO-DOMINION CENTRE TORONTO ON M5K 1H1 TORONTO ON M5K 1H1 CANADA CANADA Last Name, First Name, Middle Name: Dey, Peter Mailing Address: Delivery Address: 77 KING STREET WEST, SUITE 401077 KING STREET WEST, SUITE 4010 P.O. BOX 159, TORONTO-DOMINION CENTRE P.O. BOX 159, TORONTO-DOMINION CENTRE TORONTO ON M5K 1H1 TORONTO ON M5K 1H1 CANADA CANADA RESOLUTION DATES: Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares: December 20, 2012 December 31, 2012 AUTHORIZED SHARE STRUCTURE 1. No Maximum Common Shares Without Par Value With Special Rights or Restrictions attached Page: 3 of 3